December 19, 2012
VIA FEDERAL EXPRESS AND EMAIL (obrient@sec.gov)
Mr. Terence O'Brien
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mailstop 4628
Washington, D.C. 20549

Re:	Legg Mason, Inc.
Form 10-K for the Year Ended March 31, 2012
Filed May 25, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed November 6, 2012
Response dated November 19, 2012
File No. 1-8529
Dear Mr. O'Brien:

We are in receipt of your comment letter dated November 26, 2012, and respond below to the comments as requested.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies and Estimates, page 46
Goodwill, page 52

Comment 1:
We note your responses to comments 3, 4 and 5 in our letter dated October 29, 2012. In light of the significant changes to your reporting unit and methodology to estimate the fair value of the reporting unit for purposes of testing goodwill for impairment, please provide us with the revisions you intend to make to the draft disclosures you provided to us in your letter dated September 17, 2012, comment 5. As part of your discussion regarding the comparison of the estimated fair value of the reporting unit to your market capitalization, as calculated, and the corresponding implied control premium, please disclose the EBITDA multiple you used in your guideline transactions method and how you determined this multiple is reasonable. Please also provide the explanation in your last paragraph of your response to comment 5 in your letter dated November 19, 2012, that clarifies typical asset manager transactions are valued on EBITDA multiples rather than consideration of control premiums to the current trading price of the entities' stock. Finally, please provide us with the accounting policy you intend to include in future filings regarding the testing of goodwill for impairment.

Response:
Beginning with our next filing (Form S-4 or 10-Q), we will revise our existing Critical Accounting Policies and Estimates disclosure, the full text of which, given the preliminary nature of related amounts, is included as an Attachment under separate cover, with our request for both confidential treatment and return to us upon completion of your review, pursuant to Exchange Act Rule 12b-4.

Also, beginning with our next Form 10-Q filing, we will revise our existing Summary of Significant Accounting Policies footnote disclosure, the full text of which is also included in the Attachment referenced above.

Comment 2:
Please address the need to provide investors with updated information regarding the revisions to your testing of goodwill for impairment and how these revisions impact the disclosures included in the filings incorporated by reference in your pending Form S-4. Please ensure your response addresses your disclosure that your cash flows would need to deviate by 51% for goodwill to be impaired in addition to your methodology disclosures.

Response:
Our response to Comment 1 above addresses how we plan to provide investors with updated information regarding the revisions to our testing of goodwill for impairment to be included in our next filing, which may be our pending Form S-4 or another filing which may be incorporated in the pending Form S-4 by reference. Since we have now publicly disclosed the results of our preliminary impairment testing, including the fact that certain intangible assets were impaired, and the additional disclosures discussed in response to Comment 1 will provide further information related to that testing, our prior disclosure that our cash flows would need to deviate by 51% for goodwill to be impaired is no longer applicable.

Comment 3:
We note that you begin the process of testing goodwill and the indefinite-life intangible assets for impairment on October 31. Please provide us with an understanding of the preliminary results of your testing, including your consideration for providing investors with additional information in your Form S-4. In this regard, please refer to Item 303 of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification for guidance regarding forewarning disclosures and disclosures regarding uncertainties associated with the realizability of material assets.

Response:
We have filed a Form 8-K dated December 12, 2012, disclosing the preliminary results of our current impairment tests. This disclosure, plus the additional disclosures discussed in responses to Comments 1 and 2 above, which will be included or incorporated in the Form S-4, will provide investors with the relevant information.

Please note that we usually begin the annual process of testing goodwill and indefinite-life intangible assets for impairment in late November/December. The process is extensive and requires the coordination of many resources, including affiliate AUM inputs and budgeting processes. Accordingly, there is some lead time from the date of data inputs and the actual impairment testing. In our December 2011 testing, due to resource constraints, we preliminarily utilized October 31 data, for analysis performed in late November and updated through December 31, 2011. In earlier years, the date of preliminary data was November 30.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32
Assets Under Management, page 33

Comment 4:
We note the disclosure you provided in response to comment 1 in our letter dated October 29, 2012. In future filings, please expand this disclosure to include a discussion and analysis of material changes in the overall effective fee rate and/or the average fee rates for the most recent period presented in comparison to the other periods presented.

Response:
In future Form 10-Q and 10-K filings, we will expand our disclosure of the overall effective fee rate and/or the average fee rates for the most recent period presented to include a discussion and analysis of material changes in comparison to any of the other periods presented.

Critical Accounting Policies, page 55
Indefinite-Life Intangible Assets, page 55

Comment 5:
Please expand your disclosure regarding the amount of AUM supporting the domestic mutual fund contracts acquired in the CAM transaction to quantify the three asset classifications (i.e., equity, fixed-income, and liquidity). In this regard, we note your response to comment 3 in your letter dated October 11, 2012, in which you note that approximately one-third of your domestic mutual fund AUM is comprised of liquidity assets, which is more than double the domestic mutual fund industry trend of less than one-sixth of total domestic AUM in liquidity funds. Further, liquidity funds generate lower cash flow than equity funds or fixed-income funds.

Response:
In future filings (on Forms 10-Q and 10-K, as well as in our pending Form S-4), we will expand our disclosure of AUM supporting the domestic mutual fund contracts to quantify how much relates to each of the three asset classifications (i.e., equity, fixed-income, and liquidity), as demonstrated in the Attachment referenced in our response to Comment 7 below.

Comment 6:
We note your disclosure that cash flows generated by new funds added to the fund group are included when determining the fair value of the intangible asset. Please confirm to us and expand your disclosures in future filings to confirm that the new funds are managed/operated under the original proprietary fund contracts acquired from Citigroup Asset Management or Permal. If these new funds are managed/operated under newly signed contracts, please provide us with a comprehensive explanation as to why the cash flows associated with the new funds are included in the cash flows generated by funds under the proprietary fund contracts that generated the indefinite-life intangible assets.

Response:
New funds under newly signed contracts are included in our assessments of domestic mutual funds and Permal funds-of-hedge funds asset fair values. Any new funds added to one of several existing fund families are covered by an existing Board of Directors and benefit from various other existing contractual relationships and other factors that have been leveraged to support the operation of the new fund.

ASC 350-30-35-21 provides:

“Separately recorded indefinite-lived intangible assets, whether acquired or internally developed, shall be combined into a single unit of accounting for purposes of testing impairment if they are operated as a single asset and, as such, are essentially inseparable from one another.”

The practice of combining mutual funds that are managed collectively into a single unit of account for impairment testing is common among asset management firms that utilize fund structures. Below is a detailed assessment of our circumstances relating to the single unit of accounting.

Indicators that two or more indefinite-lived intangible assets shall be combined as a single unit of accounting (ASC 350-30-35-23), where “intangible assets” refers to new funds:
	Indicator	Domestic mutual fund contracts	Permal funds-of-hedge funds contracts
•	The intangible assets were purchased[1] in order to construct or enhance a single asset (that is, they will be used together)	yes	yes

•	Had the intangible assets been acquired in the same acquisition they would have been recorded as one asset	yes	yes

•	The intangible assets as a group represent the highest and best use of the assets	yes	yes

•	The marketing or branding strategy provides evidence that the intangible assets are complementary	yes	yes

___________________________
1 ASC 350-30-35-21 specifically includes internally developed intangible assets into its scope

Indicators that two or more indefinite-lived intangible assets shall NOT be combined as a single unit of accounting (ASC 350-30-35-24), where “intangible assets” refers to new funds:
	Indicator	Domestic mutual fund contracts	Permal funds-of-hedge funds contracts
•	Each intangible asset generates cash flows independent of any other intangible asset (as would be the case for an intangible asset licensed to another entity for its exclusive use)	no	no

•
If sold, each intangible asset would likely be sold separately. A past practice of selling similar assets separately is evidence indicating that combining assets as a single unit of accounting may not be appropriate
		no	no

•	The entity has adopted or is considering a plan to dispose of one or more intangible assets separately	no	no

•	The intangible assets are used exclusively by different asset groups	no	no

•
The economic or other factors that might limit the useful economic life of one of the intangible assets would not similarly limit the useful economic lives of other intangible assets combined in the unit of accounting
		yes	no

The funds within each of our domestic mutual funds and our Permal funds-of-hedge funds businesses are operated collectively, sharing advisory, fund accounting, marketing and distribution resources. In the case of our domestic mutual fund business, advisory services from our affiliates, including ClearBridge, Western, Batterymarch, Brandywine, Legg Mason Capital Management, Legg Mason Investment Counsel and Legg Mason Global Equities are coordinated to manage the related AUM. Within the first several years after the December 2005 Citigroup Asset Management acquisition, we undertook an extensive fund rationalization process, through which many existing funds and acquired funds were merged. The surviving funds and all new funds in the group are all administered by our corporate Global Fiduciary Platform team, which provides fund governance support, accounting and fund investor reporting functions. Further, our centralized Global Distribution team manages the collective marketing of our domestic mutual funds, including branding and product development functions. Investors in these funds can, and do, transfer between many of these funds with limited restrictions, and can allocate assets across multiple fund strategies, further supporting the collective value of the intangible asset.

The Citigroup Asset Management business was acquired to specifically enhance our existing asset management business. Any new funds added to our domestic mutual fund business would have been included in the value recorded at acquisition had the funds been part of the acquired business. Further, these new funds leverage our existing infrastructure to provide scale and therefore would not have higher value(s) if sold separately. Also, the marketing and branding of these funds is collective, with varying investment strategies being offered to complement the options available to any one investor.

Considering the negative indicators noted above, within our domestic mutual fund business, there is not a complete allocation of costs, such that none of the funds, or any grouping of the funds, generate cash flows completely independent of the other funds. Nor would any of the new funds likely be sold separately, nor are we contemplating a sale of any one fund or any separate grouping of the funds. We note there may be certain funds that are exclusively sub-advised by a particular affiliate which could be sold separately. However, over time, certain sub-advisory relationships have changed among affiliates. Also, we acknowledge that liquidity funds included in our domestic mutual fund asset value currently have unique economic and regulatory influences. These unique influences led to one positive response within the table above regarding factors that indicate assets should not be combined. However, as provided for in the accounting guidance, none of the indicators shall be considered presumptive or determinative, and these funds continue to be managed and evaluated as a single asset.

The Permal funds-of-hedge funds business provides multi-manager and single-manager funds through a collective investment process, with common, out-sourced fund administration and distribution. Permal was acquired to provide alternative asset management to Legg Mason's array of advisory affiliates and has similar factors supporting a single unit of account for new and acquired contracts like our domestic mutual fund asset. These funds are advised and supported by, and as part of the Permal business, are marketed under the Permal brand as a single family of funds-of-hedge funds managed by Permal and could not be easily segregated into individual assets due to their interconnection within the Permal business. The Permal funds-of-hedge funds contract unit of account is separate from the domestic mutual fund contract assets of Legg Mason because the two fund family groups are operated, advised and supported separately, are marketed under different brand names and as different fund family groups, and are not in any way interconnected.

Comment 7:
We note the additional disclosures you intend to include in response to the fourth bullet of comment 6 in our letter dated October 29, 2012. Please provide more specific observations about how the assumptions and estimates included in your discounted cash flow analysis for the domestic mutual fund contracts acquired in the CAM transaction differ from your historical, actual results. In this regard, we note that you incorporate industry statistics in your growth assumptions. In response to comment 3 in our letter dated September 20, 2012, you describe specifics about how your domestic mutual funds have differed from the domestic mutual fund industry. Further, based on your response to comment 1 in our letter dated August 30, 2012, and your response to comment 9 in our letter dated October 29, 2012, there appears to be other variances in your estimates of AUM net cash flows and AUM market growth rates as compared to your historical results for the twelve-months ended December 31, 2011. Please provide investors with a more specific discussion of these variances and why you believe your assumptions are reasonable. Please provide us with the disclosures you intend to include in future filings.

Response:
Beginning with our next filing (Form 10-Q or S-4), we will revise our existing Critical Accounting Policies and Estimates disclosure, the full text of which is included as an Attachment under separate cover, with our request for both confidential treatment and return to us upon completion of your review, pursuant to Exchange Act Rule 12b-4.

In connection with our response to your comment letter, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any additional questions or would like any additional clarification, please contact Brian Eakes (410-454-2965) or me (410-454-2935).

Sincerely,

/s/ Peter H. Nachtwey
Peter H. Nachtwey
Chief Financial Officer

Attachment (provided under separate cover with our request for confidential treatment and return to us upon completion of your review pursuant to Exchange Act Rule 12b-4)

Proposed Critical Accounting Policies and Estimates Update (MD&A) and Summary of Significant Accounting Polices Update (footnotes)

cc:	Tracey Smith, U.S. Securities and Exchange Commission, Division of Corporate Finance